Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(To Post-Effective Amendment No. 2 to	Registration No. 333-186128
Registration Statement on Form S-1 Dated June 19, 2013)

Community Financial Shares, Inc.
Up to 19,684,700 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of up to 19,684,700  shares of common stock of Community Financial Shares, Inc., a Maryland corporation (the “Company”), by the selling stockholders named in the prospectus (the “Prospectus”) included in Registration Statement No. 333-186128.  You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes or supplements the information contained in the Prospectus.

This prospectus supplement includes the disclosure under “Item 1.01: Entry Into Material Definitive Agreement,” “Item 3.02: Unregistered Sales of Equity Securities” and  “Item 8.01: Other Events” in the Company’s  Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2013 (the “Form 8-K”).   The text of the Form 8-K is attached hereto.

Investing in our common stock involves risks, including the possible loss of principal.  See “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 3, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________________________

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
______________________________

Date of Report (Date of earliest event reported): August 28, 2013

COMMUNITY FINANCIAL SHARES, INC.
(Exact name of registrant as specified in charter)

Maryland (State or other jurisdiction of incorporation)	0-51296 (Commission File Number)	36-4387843 (IRS Employer Identification No.)

357 Roosevelt Road, Glen Ellyn, Illinois 60137
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:  (630) 545-0900

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry Into Material Definitive Agreement

On August 28, 2013, Community Financial Shares, Inc., (the “Company”), the parent company of Community Bank-Wheaton/Glen Ellyn (the “Bank”), entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Investors”) pursuant to which the Company will issue 2,837,000 shares of common stock at a purchase price of $1.00 per share in a private placement offering for aggregate proceeds of $2.8 million (the “Offering”).  The Subscription Agreements provide that the issuance of the shares of common stock to the Investors in the Offering is subject to the non-dilution rights afforded to certain stockholders of the Company pursuant to the Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and the stockholders identified therein.  The Company currently anticipates that the Offering will be consummated in the third quarter of 2013.

A form of Subscription Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Offering involves the sale of securities in private transactions that will not be registered under the Securities Act of 1933, as amended (the “Act”), and will be subject to the resale restrictions promulgated thereunder. Such securities being sold in the Offering may not be offered or sold absent registration or an applicable exemption from registration. This filing does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 3.02Unregistered Sales of Equity Securities

On August 28, 2013, the Company entered into the Subscription Agreements, which provide for the sale of shares of common stock to the Investors in the Offering as described under Item 1.01 of this Current Report on Form 8-K. To the extent required by Item 3.02 of Form 8-K, the information contained or incorporated by reference in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02.

The issuance and sale of the shares of common stock to the Investors in the Offering is exempt from registration pursuant to Section 4(2) of the Act. The Company has not engaged in a general solicitation or advertising with regard to the issuance and sale of the shares of common stock pursuant to the Subscription Agreements and is not offering securities to the public in connection with the Offering.

Item 8.01Other Events

On August 28, 2013, the Company issued a press release announcing the execution of the Subscription Agreements. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01Financial Statements and Exhibits

(d)Exhibits

Number  Description

10.1Form of Subscription Agreement

99.1Press Release Dated August 28, 2013

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Statements in this Current Report on Form 8-K relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and in other documents filed by the Company with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “feels”, “believes”, “estimates”, “predicts”, “forecasts”, “potential” or “continue”, or similar terms or the negative of these terms, or other statements concerning opinions or judgments of the Company’s management about future events. Factors that could influence the accuracy of such forward-looking statements and have a material impact on the results of operations of the Company include, but are not limited to, pressures on the Company’s earnings, capital and liquidity resulting from current and future conditions in the credit and equity markets; the financial success or changing strategies of the Company’s customers; actions of government regulators or changes in laws, regulations or accounting standards that adversely affect our business; changes in the interest rate environment and the level of market interest rates that reduce our net interest margins and/or the values of loans we make and securities we hold; weather and similar conditions; continued or unexpected increases in credit losses in the Company’s loan portfolio; continued adverse conditions in general economic conditions and real estate values in our banking market (particularly as those conditions affect our loan portfolio, the abilities of our borrowers to repay their loans, and the values of loan collateral); and other developments or changes in our business that we do not expect. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company has no obligation, and does not intend, to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY FINANCIAL SHARES, INC.

Date: August 28, 2013	By:	/s/ Donald H. Wilson
Donald H. Wilson
Chairman, President and Chief Executive Officer

EXHIBIT 10.1

COMMUNITY FINANCIAL SHARES, INC.

Common Stock

SUBSCRIPTION AGREEMENT

Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Ladies and Gentlemen:

In connection with the offering by Community Financial Shares, Inc., a Maryland corporation (the “Company”), of shares of common stock, $0.01 par value per share, the undersigned purchaser (the “Purchaser”) hereby makes the representations, warranties, acknowledgments, covenants and agreements set forth below.

1.           Subscription.  The Purchaser hereby tenders this Purchase Agreement (the “Agreement”) and irrevocably and unconditionally agrees to purchase the number of shares of Company common stock indicated on the signature page hereto (the “Shares”) in accordance with the terms and conditions of this Agreement.  Payment, which shall be in the form of (i) a personal, corporate or bank check delivered to the Company or (ii) a wire transfer to Community Bank—Wheaton/Glen Ellyn pursuant to the instructions attached as Appendix A hereto, shall be made within two (2) business days of ________________________, 2013.

2.           Certain Acknowledgments, Covenants and Agreements.  The Purchaser hereby acknowledges, covenants and agrees with and for the benefit of the Company as follows:

(i)           This Agreement is not binding on the Company until the Company accepts it, which acceptance is at the Company’s sole and absolute discretion and will be evidenced by its execution of this Agreement.

(ii)           Except to the extent specifically provided in this Agreement, the Purchaser may not cancel, terminate or revoke this Agreement or any agreements made by the Purchaser hereunder, and this Agreement and any agreements made by the Purchaser hereunder shall survive the Purchaser’s death or disability and shall be binding upon the Purchaser’s heirs, executors, administrators, successors and assigns; provided, however, that the Purchaser shall have no obligation hereunder in the event that this subscription is for any reason rejected or the offering is for any reason canceled.

(iii)           No federal or state agency or administrator has passed upon the Shares or has made any finding or determination as to the fairness of the offering or any recommendation or endorsement of the offering, and neither the Company nor any other person has made any representation to the contrary in connection with the offering.

(iv)           The Shares have not been registered under the Securities Act of 1933 (the “Securities Act”) or the securities or blue sky laws of any state or jurisdiction in reliance upon exemptions therefrom for nonpublic offerings. The Purchaser understands that the Company has not agreed to register the Shares for distribution in accordance with the provisions of the Securities Act or any state securities or blue sky laws, and that the Company has not agreed to comply with any federal or state exemption for the resale of the Shares.  The Company is under no obligation to register the Shares on behalf of the Purchaser or to assist the Purchaser in complying with any exemption from registration.  The Purchaser understands further that any assignment, sale, transfer, exchange, pledge or other disposition of the Shares, in whole or in part, may be made only if registered under the Securities Act or applicable securities or blue sky laws or if, in the opinion of the Company, an exemption from such registration is available.

 (v)           The Purchaser acknowledges that the Company’s common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in making a decision to purchase the Shares, the Purchaser has relied solely on the information in the Company’s filings with the Securities and Exchange Commission (the “SEC”) that are available to any member of the public on the EDGAR database maintained by the SEC at www.sec.gov. The Purchaser also acknowledges that it has been provided with additional nonpublic information regarding the Company by the Company’s management (the “Confidential Information”).  The Purchase acknowledges the confidential nature and competitive value of the Confidential Information and agrees to receive, hold and treat all Confidential Information as secret and confidential, will use all reasonable efforts to safeguard the confidentiality of the Confidential Information, and will not disclose to any person any portion of the Confidential Information. The Purchaser, or the Purchaser’s advisor, has carefully reviewed such information that the Purchaser considers necessary or appropriate to evaluate the merits and risks of a purchase of the Shares, and has had the opportunity to ask questions of and receive answers from representatives of the Company regarding the Company and the Shares.  No representations or warranties have been made to the Purchaser, or anyone acting on the Purchaser’s behalf, by the Company with respect to the proposed business of the Company, the financial condition of the Company and/or the economic or other consequences of an investment in the Company.  Purchaser acknowledges that it is aware of its responsibility under the federal securities laws with respect to purchasing or selling securities of a company about which Purchaser has material nonpublic information and agrees that it will neither use, nor cause any third party to use, any information in contravention of such securities laws or any rules or regulations promulgated thereunder.

(vi)           The Purchaser acknowledges that its right to purchase the Shares from the Company is subject to the non-dilution rights afforded to certain stockholders of the Company (the “Investors”) pursuant to Section 6.01 of  the Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and the stockholders identified therein (the “Securities Purchase Agreement”), a copy of which has been provided to the Purchaser.  The Purchaser  acknowledges that, as a result of the exercise of non-dilution rights by Investors, the number of Shares that the Company is obligated to sell to the Purchaser  pursuant to this Agreement shall be reduced and that the Purchaser shall remain obligated to purchase the remaining Shares, if any, after such reduction due to the exercise of non-dilution rights by the Investors.  Notwithstanding the foregoing, Purchaser understands that, in the event that any Investor exercises its non-dilution rights under Section 6.01 of the Securities Purchase Agreement, the Company will use commercially reasonable efforts to issue the number of Company securities that would otherwise be issuable to such Investor in a subsequent private placement offering in order to enable the Purchaser to purchase the full number of Shares indicated on the signature page hereto.

3.           Representations and Warranties.  The Purchaser hereby represents and warrants for the benefit of the Company as follows:

(i)           The Purchaser is an “accredited investor,” as that term is defined in the Securities and Exchange Commission’s Regulation D under the Securities Act.

(ii)           The Purchaser is acquiring the Shares for investment, solely for Purchaser’s own account, not for the account of any other person and not for distribution, assignment or resale to others, and no other person has a direct or indirect beneficial interest in any Securities so acquired.

(iii)           The Purchaser has made no contract, undertaking, agreement or arrangement, and has no plan to enter into any contract, undertaking, agreement or arrangement, to assign, sell, transfer, exchange, pledge or otherwise dispose of the Shares to any other person or entity.

(iv)           The Purchaser’s overall commitment to investments, including but not limited to the Shares, that are not readily marketable is not disproportionate to the Purchaser’s net worth.

(v)           The Purchaser has the financial means to make the investment, has adequate net worth and means of providing for current needs and personal contingencies, has no need for liquidity in the Purchaser’s investment and can bear the economic risk of the Purchaser’s investment in the Company, including but not limited to the risk of losing the Purchaser’s entire investment.  The Purchaser’s financial condition is such that the Purchaser has no present need and contemplates no future need to dispose of any portion of the Purchaser’s investment in the Company to satisfy any existing or contemplated undertaking, need or indebtedness, and the Purchaser can hold the Shares for an indefinite period of time.

4.           Indemnification.  The Purchaser understands and acknowledges that the Company is relying on the representations, warranties, acknowledgments, covenants and agreements made by the Purchaser in this Agreement. The Purchaser agrees to indemnify and hold harmless the Company, its directors, officers and affiliates, and anyone acting on behalf of the Company, from and against all damages, losses, costs and expenses (including reasonable attorneys’ fees) that they may incur by reason of the Purchaser’s failure to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations, warranties, acknowledgments, covenants and agreements made by the Purchaser in this Agreement or in any other document provided by the Purchaser to the Company in connection with the offering of the Shares.

5.           Miscellaneous.

(i)           The Purchaser agrees not to transfer or assign this Agreement, or any interest of the Purchaser herein, and further agrees that the transfer or assignment of the Shares acquired pursuant hereto shall be made only in accordance with this Agreement and all applicable laws.

(ii)           This Agreement constitutes the entire agreement among the parties hereto with respect to the Purchaser’s subscription for the Shares and may be amended only in writing executed by the parties.

(iii)           All representations, warranties, covenants and agreements contained in this Agreement and any further agreements made by the Purchaser hereunder shall survive the acceptance of any subscription by the Company and the issuance of the Shares to the Purchaser.

(iv)           This Agreement shall be construed in accordance with the laws of the State of Illinois, without regard to principles of conflict of laws.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the undersigned has executed and sealed this Subscription Agreement  this _____ day of _______________, 20___.

Name of Purchaser	Street
Name and title of authorized officer (if Purchaser is a business entity)	City State Zip
Signature

	x $1.00	= $
Number of Shares		Total Purchase Price

ACCEPTED BY COMMUNITY FINANCIAL SHARES, INC.:

Signature	Date

Name Title

EXHIBIT 99.1
FOR IMMEDIATE RELEASE

Contact:                 Donald H. Wilson
Chairman, President and Chief Executive Officer
(630) 545-0900

COMMUNITY FINANCIAL SHARES, INC.
ANNOUNCES $2.8 MILLION PRIVATE PLACEMENT OFFERING

August 28, 2013, Glen Ellyn, Illinois — Community Financial Shares, Inc., (the “Company”) (OTCQB: CFIS), the parent company of Community Bank-Wheaton/Glen Ellyn (the “Bank”), announced today that the Company has entered into subscription agreements with certain accredited investors pursuant to which the Company will issue 2,837,000 shares of common stock at a purchase price of $1.00 per share in a private placement offering for aggregate proceeds of $2.8 million.  The issuance of the shares of common stock to the investors is subject to the non-dilution rights afforded to certain stockholders of the Company pursuant to the Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and the stockholders identified therein.

“We are very pleased to announce this capital raise and the continued expression of investor confidence in the Company,” said Donald H. Wilson, the Chairman, President and Chief Executive Officer of the Company and the Bank.  “The proceeds from this private placement offering, in addition to the proceeds from the previously announced rights offering, complete the planned capital infusion program and will enable us to further serve the needs of individuals and businesses in our markets.”

The Company currently anticipates that the transaction will be consummated in the third quarter of 2013.

FIG Partners LLC served as placement agent to the Company in connection with the private placement offering.

About Community Financial Shares, Inc.

Community Financial Shares, Inc. is a bank holding company, headquartered in Glen Ellyn, Illinois, whose wholly-owned subsidiary, Community Bank-Wheaton/Glen Ellyn, is a state-chartered commercial bank insured by the FDIC.  The Bank provides banking services common to the industry, including but not limited to, demand, savings and time deposits, loans, mortgage loan origination for investors, cash management, electronic banking services, internet banking services including bill payment, Community Investment Center services, and debit cards.  The Company’s common stock is quoted on the OTCQB under the symbol “CFIS.”  More information can be obtained by visiting the Company’s web site at www.cbwge.com (which is not a part of this press release).

Cautionary Statement About Forward-Looking Statements

Certain statements made in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical facts, such as statements regarding the purpose, timing, consummation and consequences of the transactions described herein, including the rights offering.  Although the Company believes that its expectations with respect to such forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual events or results to differ significantly from those described in the forward-looking statements include, but are not limited to those described in the cautionary language included under the headings “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other filings made with the SEC.

Cautionary Statement About the Private Placement Offering

The private placement offering involves the sale of securities in private transactions that will not be registered under the Securities Act of 1933, as amended, and will be subject to the resale restrictions promulgated thereunder. Such securities being sold in the private placement may not be offered or sold absent registration or an applicable exemption from registration. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.